

October 6, 2023

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs International
SBSE-A/A Summary of changes:

In order to assist with the review process of Goldman Sachs International's Form SBSE-A/A, please see below for the summary of changes made on October 6, 2023:

- Added an updated opinion of counsel

Sincerely,

Goldman Sachs International